OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69384

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

(MM/DD/YY) — (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CURVATURE SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

39 Main Street

(No. and Street)

Chatham	**NJ**	**07928**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Pigott	**908-565-1216**	tpigott@curvaturesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meisel, Tuteur & Lewis, P.C.

(Name – if individual, state last, first, and middle name)

105 Eisenhower Parkway	**Roseland**	**NJ**	**07068**
(Address)	(City)	(State)	(Zip Code)

09/29/09	**3861**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM PIGOTT _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CURVATURE SECURITIES LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VIKRAM JANI
Notary Public
State of Florida
Comm# HH627050
Expires 1/9/2029

Signature: _William J. Pigott_

Title:
CEO _____

V. Jani
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CURVATURE SECURITIES, LLC

Financial Statement

December 31, 2024

Public Document

CURVATURE SECURITIES, LLC

CONTENTS:



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Curvature Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Curvature Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Curvature Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Curvature Securities, LLC's management. Our responsibility is to express an opinion on Curvature Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Curvature Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as Curvature Securities, LLC's auditor since 2019.

Roseland, New Jersey
February 28, 2025

Curvature Securities, LLC

Statement of Financial Condition
December 31, 2024

Assets

Cash	$	13,085,383
Cash and securities segragated under federal and other regulations		100,796,981
Securities purchased under agreements to resell, net		29,764,206,781
Securities owned, at fair value		4,222,747
Securities borrowed		100,502,717
Receivables from brokers and clearing organizations		88,780,051
Receivables from customers		1,020,629
Other receivables		663,436
Prepaid expenses and deposits		446,526
Right-of-use assets		288,043
Due from parent		1,699
Property and equipment, net of accumulated depreciation of $714,192		525,550
Total assets	$	30,074,540,543

Liabilities and Member's Equity

Liabilities

Securities sold under agreements to repurchase, net	$	29,557,134,353
Securities loaned		70,755,430
Payable to brokers and clearing organizations		210,009,518
Payable to customers		114,601,168
Accounts payables and accrued expenses		2,235,612
Lease liability		398,659
Due to affiliate		164,816
Interest payable subordinated debt		40,591
Other liabilities		847,356
Total liabilities		29,956,187,503
Liabilities subordinated to claims of general creditors		20,000,000
Member's equity		98,353,040
Total liabilities and member's equity	$	30,074,540,543

See accompanying notes to the financial statement.
PUBLIC DOCUMENT

2

1.   Organization and Nature of Business

Curvature Securities, LLC (the "Company") was organized under the laws of Delaware on September 14, 2013 and is a wholly-owned subsidiary of Curvature Holdings, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was granted registration as a broker dealer on August 7, 2014. The Company is also a member of Securities Investor Protection Corporation ("SIPC"), the Depository Trust Clearing Corporation ("DTCC"), DTCC's subsidiary, National Securities Clearing Corporation ("NSCC"), the Government Securities Division ("GSD") of the Fixed Income Clearing Corporation ("FICC"), the Options Clearing Corporation ("OCC"), the National Futures Association ("NFA"), and the Commodity Futures Trading Commission (CFTC).The Company conducts its business operations from offices located in New Jersey and Florida.

The Company's primary business activities include 1) securities lending and borrowing which is executed through a financed matched-book portfolio of reverse repurchase agreements and repurchase agreements transactions, 2) securities lending and borrowing operations in matched-book portfolio of equities securities borrowed and loaned transactions, 3) stock lending services, and 4) clearance, settlement and carrying of U.S. Treasuries, equity securities, and providing Prime Broker services. Occasionally, the Company may affect riskless principal transactions in U.S. government securities with its customers, through its clearinghouse bank, BMO Harris Bank N.A.

The Company is subject to Rule 15c3-3 (the Customer Protection Rule) of the Securities Exchange Act of 1934. It is subject to a minimum net capital requirement of $1,500,000 with respect to Rule 15c3-1.

The Company participates in a variety of financial and administrative transactions with related parties and affiliates. Though generally at commercial rates, it is possible that because of these relationships, the terms of some of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

2.   Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Management Estimates

The preparation of financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing the Company's financial statement are reasonable. However, actual results could differ from those estimates and differences may be material.

Subsequent Events

The Company has considered subsequent events and transactions through February 28, 2025, the date the financial statement were issued, noting no material events requiring disclosure or recognition in the Company's financial statement.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

2.   **Summary of Significant Accounting Policies (continued)**

Cash and Cash Equivalents

The Company considers highly liquid instruments, with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business, to be cash equivalents. The Company has cash deposits with high credit quality financial institutions, several of which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. At December 31, 2024, the Company has cash account balances at certain financial institutions that exceeded FDIC coverage limit. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government. At December 31, 2024, there were no investments classified as cash equivalents.

Cash and Securities segregated under federal and other regulations

The Company defines cash and securities segregated for regulatory purposes as deposits of cash and qualified securities that have been segregated in special reserve bank accounts for the benefit of customers and the proprietary accounts of brokers (PAB) under Rule 15c3-3 of the SEC. Restricted cash and securities consists of client funds and totaled $100,796,981 at December 31, 2024. Restricted cash is included in cash and securities segregated for regulatory purposes on the statement of financial condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase Collateralized Transactions

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") result from matched-book portfolio transactions with other counterparties and accounted for as collateralized financing transactions and are carried at either contract value plus accrued interest or at fair value in accordance with the fair value option if the original maturity of the transaction is greater than 180 days. See Note 4 for further information on fair value option for reverse repurchase agreements and repurchase agreements. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under applicable accounting standards. The Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements. These repledged securities have been used in the normal course of business.

Due to the highly liquid nature of the underlying collateral (U.S. government securities) and the short-term maturity of these agreements, in the majority of cases contractual amounts approximate fair value. The Company offsets reverse repurchase and repurchase agreements when the criteria under ASC 210-20-45-10 are met. Interest income and Interest expense are recognized when earned or incurred. Accrued interest income and interest expense payable are reported as part of securities purchased under agreements to resell and securities sold under agreements to repurchase, respectively, on the statement of financial condition.

Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned result from matched-book portfolio transactions with other financial counterparties and are accounted for as secured financing, recorded at the amount of cash collateral advanced or received. At December 31, 2024, the Company had accepted collateral that is permitted by contract to sell or repledge exchange listed equities. Such collateral consists primarily of securities received from broker-dealers in connection with securities borrowed and securities loaned transactions. The market value of the underlying collateral is valued daily and additional collateral is obtained or refunded as necessary. All securities borrowed and securities loaned transactions, inclusive of rebate receivable and rebate payable, respectively, are recorded on a gross basis on the statement of financial condition.

Lending agreements are collateralized by securities with market value in excess of the obligation under the contract which may result in unsecured credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligation in a timely matter. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for lending agreements.

2.   Summary of Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned Transactions (continued)

The Company has established policies and procedures for mitigating credit risk on lending agreements transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with lending agreements activities by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with the Company.

In accordance with Accounting Standard Codification ("ASC") 860, *Transfers and Servicing*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral.

Receivables from and Payables to Brokers-Dealers and Clearing Organizations

The Company is a member of various clearing organizations with which it maintains cash required in order to conduct its day-to-day clearance activities. Receivables from and payables to brokers-dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities in the U.S. In addition, the net receivable or payable arising from unsettled trades would be reflected in either the receivable from or payable to brokers-dealers and clearing organizations line item on the statement of financial condition. Securities failed to deliver or receive represent the contract value of the amount failed to be received or delivered as of the date of the statement of financial condition.

Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities and are reflected in the receivable from brokers-dealers and clearing organizations line item on the statement of financial condition. Customer collateral pledged is not reflected on the statement of financial condition. The Company carries cash deposited with clearing organizations at cost, which approximates fair value.

Payables to Broker-Dealers and clearing organizations include amounts payable for clearing deposits from introducing brokers and amounts payable to the Company's introducing brokers.

Receivables and Payables - Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Customer securities transactions are recorded on a settlement date basis, which is generally two business days after trade date. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Other assets
Other assets are comprised of receivables generated in the normal course of business, such as prepaid expenses, deposits, and an other receivables.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization, and consists primarily of furniture and fixtures of $124,567, computer and office equipment of $14,562 and leasehold improvements of $386,421 at December 31, 2024. Fixed asset balances are reviewed annually for impairment. There is no such impairment loss recorded during the year ending December 31, 2024.

Securities Transactions

All securities transactions are recorded on a trade date basis. Securities owned are recorded at fair value and are comprised of equities, municipal obligations classified as trading securities with maturities greater than ten years, preferred and common stock of the Depository Trust Clearing Corporation ("DTCC"), investments in holding companies, and other various securities. Additional details of securities owned as of December 31, 2024, is provided within Note 5.

Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities include accruals for employee related compensation, employee benefits and third-party services, as well as other payables.

2.   Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, no income taxes are reflected in the accompanying financial statement.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.   The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The U.S. Federal jurisdiction, New Jersey and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal examinations by tax authorities for years before 2021. No interest expense or penalties have been assessed for the year ended December 31, 2024.

Leases

In accordance with ASC 842 – Leases, the Company records a right-of-use asset and related lease liability on the statement of financial condition for leases in excess of one year. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate of 5.0% to determine the Company's effective cost of capital. Lease costs for lease payments are recorded on a straight-line basis over the term of the lease. The Company also has a short-term lease with a related party that has a lease term of 12 months or less. Right-of-use asset and lease liability is not recognized for this lease (see Note 7).

Concentration of Credit Risk

The Company provides brokerage, clearance, financing and related services to a customer base primarily in the United States, including institutional and individual investors and brokers and dealers. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and counterparties are required to provide additional collateral as necessary.

Allowance for Credit Losses

The Company recognizes an allowance for credit losses in accordance with *Financial Instruments – Credit Losses* (ASC 326). ASC 326 requires immediate recognition of expected credit losses for certain financial assets and off-balance sheet commitments, including trade and other receivables, loans and commitments and other financial assets held at amortized cost at the reporting date, to be measured based on historical experience, current conditions, and reasonable and supportable forecasts. As of December 31, 2024, the Company did not have any off-balance sheet credit exposures that required an allowance for credit losses.

Recently Issued and Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): *Improvements to Reportable Segment Disclosures* to improve the disclosures about reportable segments and include more detailed information about a reportable segment's expenses. This ASU also requires that a public entity, including Broker Dealers like the Company, with a single reportable segment provide all of the disclosures required as part of the amendments and all existing disclosures required by Topic 280. The ASU should be applied retrospectively to all prior periods presented in the financial statement and is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. Effective January 1, 2024, the Company adopted ASU 2023-07 and it did not have a material impact on its financial condition or results of operations. See Segment Reporting section in Note 2 for more detail.

2.   Summary of Significant Accounting Policies (continued)

Segment Reporting

The Company adopted Accounting Standards Update (ASU) 2023-7, Disclosure of Financial Information for a Single Segment Entity. Under this guidance, the Company is required to disclose specific financial information for its single reportable segment.

The Company operates as a single reportable segment, focusing on securities transactions, broker dealer securities transactions and securities clearing activities. All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM) its chief executive officer.

As a result of operating as a single segment entity, the Company's financial statement reflect its overall performance without disaggregation into multiple segments.

No other new accounting pronouncements were adopted during the year ended December 31, 2024, that materially impacted the Company's financial statement and related disclosures.

Reclassifications

Certain reclassifications have been made to the prior year financial statement to conform to the current year presentation.

3.   Collateralized Agreements

At December 31, 2024, the Company has received securities with market values of $ 39,331,682,806 under reverse repurchase agreements and pledged securities with market values of $39,038,165,102 under repurchase agreements. The securities pledged and received by the Company are U.S. Treasury securities. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities.

At December 31, 2024, included in securities purchased under agreements to resell, net and securities sold under agreements to repurchase, net on the statement of financial condition is accrued interest of $28,285,107 and $24,603,829, respectively.

Reverse repurchase agreements and repurchase agreements with the same counterparty and the same maturity are presented net on the statement of financial condition when the terms of the agreements permit netting.

The following table summarizes information regarding netting of repurchase and reverse repurchase agreements on the statement of financial condition as of December 31, 2024:

	Gross balance	Amounts netted on the Statement of Financial Condition	Net balance
Assets:			
Reverse repurchase agreements	$ 39,802,530,500	$ 10,038,323,719	$ 29,764,206,781
Liabilities:			
Repurchase agreements	$ 39,595,458,072	$ 10,038,323,719	$ 29,557,134,353

The Company is a netting member of the GSD of the FICC, an industry clearinghouse for reverse repurchase agreements and repurchase agreements transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty. FICC netted reverse repurchase agreements and repurchase agreements amounted to $8,118,508,000 as of December 31, 2024.

As of December 31, 2024, the Company had commitments to enter into reverse repurchase agreements and repurchase agreements of approximately $7,855,110,280 and $14,460,577,500 respectively.

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of

3.   **Collateralized Agreements (continued)**

the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Reflected in securities borrowed and securities loaned on the statement of financial condition are rebates receivable and rebates payable of $775,834 and $1,515,574 respectively.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2024, in connection with the outstanding securities borrowed contracts, the Company obtained securities with a fair value of approximately $91,683,870 on such terms.

At December 31, 2024, approximately $63,294,753 have been pledged to others in connection with the Company's securities lending activities.

4.   **Fair Value Option for Reverse Repurchase and Repurchase Agreements**

The financial instruments guidance in ASC 825, Financial Instruments ("ASC 825"), provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for certain reverse repurchase and repurchase agreements that have a term of greater than 180 days at inception. The Company economically hedges these transactions with futures contracts that are also accounted for at fair value. Accordingly, this option has been elected as the Company believes that its overall performance is more accurately measured when such reverse repurchase and repurchase agreements and their related economic hedges are both reported at their fair values.

Reverse repurchase and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the reverse repurchase and repurchase agreements are substantially collateralized.

For purposes of the fair value hierarchy, certain reverse repurchase and repurchase agreements reported at fair value that have a term of greater than 180 days at inception are classified as Level 2.

5.   **Fair Value Measurements**

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a fair value hierarchy that prioritizes the significant inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

- Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

- Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

- Level 3 – Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation. An individual investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management.

The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market.

5.   Fair Value Measurements (Continued)

The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The Company's investments were within either Level 1, as quoted prices for identical securities were readily available, or Level 2, as inputs other than quoted prices are observable for the asset or liability either directly or indirectly.

The following table presents the financial instruments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2024:

	Fair Value Measurements 12/31/2024	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation	Investments Valued at Net Asset Value
Assets					
Reverse repurchase agreements	$ 29,764,206,781	$ -	$ 29,764,206,781	$ -	$ -
Securities owned (1)	4,222,747	799,344	3,181,535	-	241,868
Securities segragated under federal and other regulations	98,299,136	98,299,136	-	-	-
Securities borrowed	100,502,717	-	100,502,717	-	-
	$ 29,967,231,381	$ 99,098,480	$ 29,867,891,033	-	$ 241,868
Liabilities					
Repurchase agreements	$ 29,557,134,353	$ -	$ 29,557,134,353	$ -	$ -
Securities loaned	70,755,430	-	70,755,430	-	-
	$ 29,627,889,783	$ -	$ 29,627,889,783	$ -	$ -

(1) Securities Owned includes an investment in an investment company which is measured at fair value using the net asset value ("NAV") per share (or its equivalent) as a practical expedient has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

Securities Owned – consists of money market securities, non-marketable securities, and investments in holding companies. Securities segregated under federal regulations – consists of short-term U.S. treasury securities.

U.S. Treasury securities are measured at fair value using quoted prices for identical securities in active dealer markets. Federal agency securities are measured using a spread to the Treasury benchmark. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded ("on-the-run"). Less actively traded ("off-the-run") U.S. Treasury and federal agency securities are categorized in Level 2 of the fair value hierarchy.

Investment in holding company – The Company values its direct investment in a holding company based on the net asset valuation (NAV) provided by the company, without any adjustments. The NAV is calculated in a manner that is consistent with U.S. Generally Accepted Accounting Principles (GAAP) for private company investments. Distributions are determined at the sole discretion of the general partner or the managing member of the holding company. The holding company fair value is measured using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, receivables from brokers and clearing organizations, receivables from customers, other receivables, prepaid expenses and deposits, accounts payable and accrued expenses, due to affiliate, payables to brokers and clearing organizations, payable to customers, and other liabilities. Such amounts are measured as Level 1 within the fair value hierarchy.

6.   **Receivable from and Payable to Broker-Dealers and Clearing Organizations**

The Company is a netting member of the GSD of the FICC, an industry clearinghouse for reverse repurchase agreements and repurchase agreements transactions. The Company is also a member of the OCC for clearing securities borrowing and lending transactions and a NSCC for clearing customer transactions. The Company uses BMO Harris Bank, as its settling and clearing bank and agent in connection with reverse repurchase and repurchase agreements, securities borrowing and lending, and customer transactions.

Amounts receivable from and payable to broker-dealers and clearing organizations gross at December 31, 2024, consisted of the following:

Receivables from brokers and clearing organizations:		
Deposits with clearing organizations	$	11,487,881
Receivable from clearing organizations		22,771
Fail to deliver		75,873,892
Receivable from broker dealers		1,395,507
Total receivables from brokers and clearing organizations	$	88,780,051
Payable to brokers and clearing organizations:		
Payable to clearing organizations		28,879,236
Fail to receive		172,251,314
Payable to broker dealers PAB requirement		8,863,967
Payable to broker dealers		15,001
Total payable to brokers and clearing organizations	$	210,009,518

Securities failed to deliver, and Securities failed to receive represent the contractual value of securities that have not been delivered or received on or after settlement date. Payable to brokers dealers PAB requirement are clearing deposits from introducing brokers and amounts payable to the Company's introducing brokers.

7.   **Lease Commitments**

On June 14th of 2021, the Company leased office space under a non-cancelable operating lease. The lease commenced on November 1, 2021. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by recognizing the lease liability based on the present value of its future lease payments.

The Company uses an incremental borrowing rate of 5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments).

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

<u>7.   **Lease Commitments (continued)**</u>

Maturity of the office space lease liability under the noncancelable operating lease is as follows:

Year Ending December 31,		
2025		170,234
2026		189,500
2027		63,167
Total	$	422,901

Total undiscounted lease payments	$	422,901
Less imputed interest		(24,242)
Total office space operating lease liability	$	398,659

<u>8.   **Transactions with Related Parties**</u>

The Company shares its office space as well as various administrative services with an affiliate of the Company. The Company entered into an expense sharing agreement in May 2015 whereby all expenses associated with the operations of the Company paid by the affiliated entity were charged to the Company. Under the agreement, certain expenses of the affiliated entity such as payroll costs, rent and office expenses are allocated to the Company at cost as well as all direct expenses of the Company paid on behalf of the Company. The Company's share of expenses is calculated based on estimated usage.

For the year ending December 31, 2024, allocated expenses under the agreement amounted to approximately $1,079,629.

As of December 31, 2024, the balance due to the related affiliate on the statement of financial condition of $164,816 arose from the expense sharing agreement. As of December 31, 2024, the balance due to parent on the statement of financial condition of $1,699 arose from expenses paid by the Company on behalf of the parent.

Parent distributions

The Company periodically transfers funds to its Parent entity through distributions, typically occurring several times a year. While these distributions are not mandated, they serve as a way to allocate excess earnings or available cash to the Parent. This practice is expected to continue based on historical patterns and financial conditions.

Related Party Transactions – Reverse repurchase agreements and repurchase agreements

During the year ended December 31, 2024, the Company entered into reverse repurchase and repurchase agreements with related parties of the Company's holding company, Curvature Holdings LLC. As of December 31, 2024, the Company had $9,896,889,035 of open reverse repurchase agreements and $408,457,415 of repurchase agreements with these related parties.

The transactions with affiliate and related parties described above and the effect thereof on the accompanying financial statement may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

<u>9.   **Regulatory Requirements**</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by SEC Rule 15c3-1 which requires that minimum net capital shall be the greater of 2% of aggregate debit items ("ADI") arising from customer transactions or $1,500,000.

9.   **Regulatory Requirements (continued)**

As of December 31, 2024, the Company's regulatory net capital of $111,311,345 exceeded the minimum requirement of $1,500,000 by $109,811,345.

The Company is subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association and is required to maintain "adjusted net capital", as these terms are defined in Rule 15c3-1.

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for proprietary account of broker dealers. At December 31, 2024, the Company maintained $100,796,981 in cash and securities segregated for the exclusive benefit of customers and for proprietary account of broker dealers.

10.   **Cash Segregated Under Federal and Other Regulations**

In accordance with the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company is required to segregate cash and/or qualified securities for the exclusive benefit of customers.

At December 31, 2024 cash segregated under federal and other regulations consisted of the following:

Total credit balance	$	115,327,156
Total debit balance		(28,968,938)
Excess amount in reserve bank account and value of qualified securities		4,434,260
Total	$	90,792,478

11.   **Customer Payables**

Customer payables represent free credit balances and other credit balances in customers' security accounts.

The components of payables to customers as of December 31, 2024 are as follows:

Free credit balances		93,562,026
Other credit balances		21,039,142
Total customer payables	$	114,601,168

12.   **Broker-dealers PAB Requirements Segregated Under Federal and Other Regulations**

In accordance with the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company is required to segregate cash and/or qualified securities for introducing brokers and amounts payable to the Company's introducing brokers.

At December 31, 2024 cash segregated under federal and other regulations consisted of the following:

Broker-dealers PAB credit balance	$	8,890,093
Broker-dealers PAB debit balance		(8)
Excess amount in reserve bank account and value of qualified securities		1,114,418
Total	$	10,004,503

13.   Concentrations

Concentrations of Credit Risk

The Company primarily enters into reverse repurchase and repurchase agreements with counterparties under a master repurchase agreement and borrowing and lending transactions with registered broker-dealers. The Company's exposure to credit risk associated with these transactions is measured for each individual counterparty and broker-dealer. To reduce the potential for risk concentration, credit limits are established.

At December 31, 2024, approximately 75% of the amount of reverse repurchase agreements were with counterparties other than the FICC and approximately 27% of the amount of repurchase agreements were with counterparties other than the FICC. All borrowing and lending transactions were with registered broker dealers.

As of December 31, 2024, the Company also has concentration of credit risk from maintaining U.S. treasuries securities as collateral for repurchase agreements and reverse repurchase agreements.

14.   Off-Balance Sheet and Credit Risk

As a securities broker, the Company is engaged in reverse repurchase and repurchase agreement transactions, securities borrowing and lending transactions, stock lending services, and may effect principal transactions in U.S. government securities with its customers.

The Company provides guarantees to its clearinghouses. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried in the statement of financial condition for these transactions.

The Company may effect principal transactions in U.S. government securities with its customers through its clearinghouses. The agreements between the Company and its clearinghouses provides that the Company is obligated to assume any exposure related to non-performance by counterparties or customers. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of counterparties and customers in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the counterparties or customer's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

The Company does not anticipate non-performance by counterparties and customers in the above situations.

In the normal course of business, the Company's counterparties and customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the counterparties or customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

15.   **Subordinated Loan Agreement**

The Company entered into a revolving subordinated loan agreement on January 30, 2024 that was amended on December 20, 2024, with a third party providing $25 million in funding. The loan matures on December 20, 2026. The revolving subordinated loan bears interest at a rate per annum equal to the 30-day variable rate of Term SOFR plus Five and One-Half Percent (5.50%), provided that in no event shall the Interest Rate be less than Six and One-Half Percent (6.50%) (10.03% as of December 31, 2024).

As of December 31, 2024, the Company had drawn $20 million from its subordinated revolving loan facility. The Company utilizes this facility to manage its liquidity needs, drawing funds periodically based on fluctuations in business activity. Management intends to continue this practice of drawing down on the subordinated loan as needed to support operations and maintain financial flexibility. As of December 31, 2024, $40,591 in accrued interest subordinated debt is reflected on the statement of financial condition.

The borrowing was approved by FINRA as subordinated debt available in computing net capital under Rule 15c3-1. The debt facility is subordinated to the claims of general creditors and to the extent that the debt facility is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. FINRA requires more than three months advance notification of intent not to extend the maturity of a subordinated loan agreement. The subordinated loan agreement does not have any covenants.

16.   **Commitments and Contingencies**

Commitments

As of December 31, 2024, the Company had forward commitments to enter into reverse repurchase agreements in the amount of $7,855,110,280 and repurchase agreements in the amount of $14,460,577,500.

Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2024. The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

The Company is a member of the Depository Trust and Clearing Corporation (DTCC) and The Option Clearing Corporation (OCC). As part of the membership agreement, the Company and other members may be required to pay a proportionate share of the financial obligation of another member who may default on its obligation to these agencies. The Company's liability under these agreements are not quantifiable and can be in excess of the cash the Company posted as required deposit. The Company believes that it is unlikely that it will have to make material payment under these agreements and has not record contingent liability in the financial statement.



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
 Curvature Securities, LLC

We have examined Curvature Securities, LLC's statements, included in the accompanying Compliance Report, that (1) Curvature Securities, LLC's internal control over compliance was effective during the most recent fiscal year ended December 31, 2024; (2) Curvature Securities, LLC's internal control over compliance was effective as of December 31, 2024; (3) Curvature Securities, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2024; and (4) the information used to state that Curvature Securities, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Curvature Securities, LLC's books and records. Curvature Securities, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Curvature Securities, LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or FINRA Rule 2231, *Customer Account Statements*, of The Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of Curvature Securities, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Curvature Securities, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Curvature Securities, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2024; Curvature Securities, LLC complied with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2024; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2024 was derived from Curvature Securities, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Curvature Securities, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Curvature Securities, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Curvature Securities, LLC's statements referred to above are fairly stated, in all material respects.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 28, 2025



Compliance Report

SEA Rule 17a-5(d)(1) and (3)

February 26, 2025

To Whom It May Concern:

Curvature Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2024;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2024;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2024; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

(6) Statements are sent to customers in accordance with FINRA Rule 2231.

I, William T. Pigott, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

Signed: _____

Name: William T. Pigott

Title: CEO



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MATERIAL
INADEQUACIES REQUIRED BY COMMODITY FUTURES TRADING COMMISSION
REGULATION 1.16

To the Member of
Curvature Securities, LLC

In planning and performing our audit of the financial statements of Curvature Securities, LLC (the "Company") as of and for the year ended December 31, 2024, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have evaluated the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This included practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3), we did not evaluate the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control over financial reporting and the practices and procedures referred to in the preceding paragraph. Two of the objectives of internal control over financial reporting and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are being executed only in accordance with management's authorization and recorded as necessary to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control over financial reporting was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control over financial reporting that might be material weaknesses and therefore, material weaknesses may exist that were not identified.

Given these limitations, during our audit, we did not identify any deficiencies in internal control over financial reporting or control activities for safeguarding customer and firm assets that we consider to be a material weakness as of or during the year ended December 31, 2024.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our evaluation, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2024, to meet the CFTC's objectives.

This communication is intended solely for the information and use of management, its Members, others within the organization, the CFTC, the National Futures Association (NFA), and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers and is not intended to be, and should not be, used by anyone other than these specified parties.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 28, 2025